UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2025

OR

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from        to

Commission File Number: 0-18592

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Merit Medical Systems, Inc.

1600 West Merit Parkway

South Jordan, Utah 84095

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

NOTE:   All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of Merit Medical Systems, Inc. 401(k) Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Merit Medical Systems, Inc. 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental Schedule of Assets (held at end of year) as of December 31, 2025 and Schedule of Delinquent Participant Contributions for the year ended December 31, 2025, have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Salt Lake City, Utah

June 26, 2026

We have served as the auditor of the Plan since 2003.

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2025 AND 2024

	As of December 31,
	2025	2024
ASSETS:
Investments — at fair value	$247,523,763	$213,599,896

Receivables:
Notes receivable from participants	3,671,695	3,202,552
Employer contributions	385,557	303,191
Participant contributions	37,317	—

Total receivables	4,094,569	3,505,743

Total assets	251,618,332	217,105,639

LIABILITIES:
Excess contributions payable	265,502	271,051

Total liabilities	265,502	271,051

NET ASSETS AVAILABLE FOR BENEFITS	$251,352,830	$216,834,588

See accompanying notes to the financial statements.

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2025

ADDITIONS
Contributions
Employer	$5,320,207
Participant	15,159,282
Rollover	4,638,619
Total contributions	25,118,108

Investment Income
Net appreciation in fair value of investments	21,623,635
Interest and dividends	1,802,962
Total net investment income	23,426,597

Interest income on notes receivable from participants	288,796

Total additions	48,833,501

DEDUCTIONS
Benefits paid to participants	(14,110,621)
Administrative expenses	(204,638)
Total deductions	(14,315,259)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	34,518,242

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	216,834,588
End of year	$251,352,830

See accompanying notes to financial statements.

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024 AND FOR THE YEAR ENDED DECEMBER 31, 2025

1.     DESCRIPTION OF THE PLAN

The following description of the Merit Medical Systems, Inc. 401(k) Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Reference should be made to the Plan document for more complete information.

General — The Plan is a defined contribution plan covering substantially all employees in the United States who have completed 90 days of service for Merit Medical Systems, Inc. (the “Company”). The Board of Directors of the Company has appointed the 401(k) Plan Administration and Investment Committee to control and manage the operation and administration of the Plan. Fidelity Management Trust Company serves as the trustee of the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions — Each year, participants may contribute up to 100% of their eligible compensation, as defined in the Plan, through pre-tax payroll deductions and may make Roth (after-tax) elective deferrals to the Plan, subject to certain limitations under the Internal Revenue Code ("IRC"). The Company may elect to make discretionary matching contributions to the plan. During the year ended December 31, 2025, the Company made matching contributions to the plan, equal to 60% of the first 5% of total compensation that a participant contributed to the Plan. The match is calculated and funded on a per pay period basis with a year-end "true up" for annual compensation, if necessary.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and Plan earnings, and is charged with withdrawals and an allocation of Plan losses and expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions and Company matching contributions into various investment options offered by the Plan and may change investments and transfer amounts between funds daily. The Plan offers fund options with registered investment companies, common-collective trust funds, a stable value fund, shares of the Company's stock, and a participant-directed brokerage account feature. Participants may direct their investments through a trustee-sponsored brokerage account, which offers a variety of mutual funds and the option to invest in individual stocks.

Vesting — Participants are vested immediately in their contributions, plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant vests 20% per year of credited service and is 100% vested after five years of credited service.

Notes Receivable from Participants — Participants may borrow from their accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined by the Plan administrator. Principal and interest are paid on a ratable basis through payroll deductions. Loans outstanding to participants as of December 31, 2025 will mature at various dates through 2032 with interest rates ranging from 4.25% to 9.5%.

Payment of Benefits — On termination of service due to death, disability or retirement, a participant may elect to receive distributions equal to of the value of the participant’s vested interest in his or her account as a lump-sum amount or installment payments. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Hardship distributions, subject to a $500 minimum, may also be allowed from the participant deferral contribution balance for purchasing a primary residence, financing higher education, paying for necessary medical care, or alleviating certain other financial hardships.

Forfeited Accounts — When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account, as defined by the Plan, represents a forfeiture. As of December 31, 2025 and 2024, forfeited non-vested accounts totaled $65,142 and $74,094, respectively. Forfeitures of participants’ non-vested accounts are used to pay Plan expenses or to reduce future Company matching contributions. During 2025, forfeited nonvested accounts were used by the Plan Administrator to fund Company matching contributions of $281,278 and to fund administrative expenses of $126,684.

Rollovers — Participants may elect to transfer part or all of an eligible rollover distribution received from an eligible employer-sponsored retirement plan or individual retirement account into the Plan. The Plan accepts transfers of amounts attributable to both pre-tax and Roth contributions.

Administrative Expenses — The Plan is sponsored by the Company, and certain administrative expenses of the Plan are paid by the Company as provided in the Plan document.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risk and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Included in investments at December 31, 2025 and 2024 are shares of the Company’s common stock with a fair value of $42,224,320 and $47,972,130, respectively, held by the Plan within participant accounts. This investment represents 17.1% and 22.5% of total investments at December 31, 2025 and 2024, respectively. A significant decline in the market value of the Company’s stock would significantly affect the net assets available for benefits.

Contributions — Employee contributions and the related employer matching contributions are recognized during the period in which employee contributions are withheld from compensation. Employee contributions and the related employer matching contributions withheld during the Plan year but not yet paid until after the Plan year ended are accrued and recorded as contributions receivable on the statements of net assets available for benefits.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of former participants who elected to withdraw from the Plan but had not been paid at December 31, 2025 and 2024.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of IRC limits. As of December 31, 2025 and 2024, the total excess contribution payable was $265,502 and $271,051, respectively.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Administrative Expenses — Management fees and operating expenses charged to the Plan for investments in mutual funds, common-collective trust funds and the stable value fund are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Certain indirect administrative expenses are paid by the Company and are excluded from these financial statements. Expenses paid by the Plan include legal, accounting, trustee, recordkeeping, and other administrative fees and expenses associated with maintaining the Plan and are shown on the Statement of Changes in Net Assets Available for Benefits.

The Plan has a revenue-sharing agreement whereby certain investment managers return a portion of the investment fees to the recordkeeper to offset the Plan’s administrative expenses. Future Plan expenses can be paid from any excess remaining revenue sharing amounts. For the year ended December 31, 2025, $12,350 was used to offset Plan expenses. The Plan held undistributed administrative revenues of $19,166 and $6,586, at December 31, 2025 and 2024, respectively. Effective January 1, 2025, Participants are allocated credits from the trustee based on daily investment balances in funds, as established by the trustee.

Notes Receivable from Participants — Notes receivable from plan participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

3. FAIR VALUE MEASUREMENTS

The fair values of investments are classified based on the lowest level of any input that is significant to the fair value measurement. The Plan used the following methods to determine fair value for purposes of the accompanying financial statements:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access on the report date.

Level 2 — Inputs (such as financial matrices, models, valuation techniques), other than quoted market prices included in Level 1, that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs (such as professional appraisals, quoted prices from inactive markets that require adjustment based on significant assumptions or data that is not current, data from independent sources) that are unobservable for the asset or liability.

Asset Valuation Techniques — The methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value.

Interest-Bearing Cash — Held primarily in short-term money market accounts, which are valued at cost plus accrued interest.

Mutual Funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common Stocks — Valued at the closing price reported on the active market on which the individual securities are traded.

Self-directed Brokerage Accounts — Underlying investments consist of common stocks and mutual funds.

Common-collective Trust Funds — Valued at the net asset value of units of a bank collective trust. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to confirm that securities liquidations will be carried out in an orderly business manner.

Stable Value Fund — The Morley Stable Value Fund is a collective trust fund offered by the Principal Global Investors Trust Company whose objective is to provide preservation of capital, relatively stable returns consistent with its comparatively low risk profile and liquidity for benefit responsive payments. The fund is composed primarily of fully benefit-responsive investment contracts and is valued at the net asset value of units of the bank collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to confirm that securities liquidations will be carried out in an orderly business manner.

The following table provides the amount and corresponding level of hierarchy for the Plan’s investments that were measured at fair value on a recurring basis as of December 31, 2025:

	Level 1	Level 2	Level 3	Total
Interest-bearing cash	$2,843	$—	$—	$2,843
Mutual funds	72,968,341	—	—	72,968,341
Self-directed brokerage accounts	8,605,447	—	—	8,605,447
Merit Medical Systems, Inc. common stock	42,224,320	—	—	42,224,320
Total assets in the fair value hierarchy	$123,800,951	$—	$—	$123,800,951
Investments measured at net asset value
Common-collective trust funds				121,165,003
Stable value fund				2,557,809
Total Investments — at fair value				$247,523,763

The following table provides the amount and corresponding level of hierarchy for the Plan’s investments that were measured at fair value on a recurring basis as of December 31, 2024:

	Level 1	Level 2	Level 3	Total
Interest-bearing cash	$2,964	$—	$—	$2,964
Mutual funds	109,564,402	—	—	109,564,402
Self-directed brokerage accounts	6,706,231	—	—	6,706,231
Merit Medical Systems, Inc. common stock	47,972,130	—	—	47,972,130
Total assets in the fair value hierarchy	$164,245,727	$—	$—	$164,245,727
Investments measured at net asset value
Common-collective trust funds				46,868,757
Stable value fund				2,485,412
Total Investments — at fair value				$213,599,896

4.     RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Exempt Transactions — The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. Certain plan investments are shares of various mutual funds or money market accounts that are owned and managed by Fidelity Management Trust Company, who has been designated as investment custodian to the Plan. Certain Plan investments are shares of the Company's common stock. The Plan also issues loans to participants, which are secured by the vested balances in the participants’ accounts. Therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2025 and 2024, the Plan held within participant accounts 479,060 and 495,990 shares, respectively, of the Company’s common stock, with a fair value of $42,224,320 and $47,972,130, respectively, and with a cost basis of $23,386,636 and $23,456,293, respectively. During the year ended December 31, 2025 purchases of shares by the Plan totaled $1,547,254 and sales of shares by the Plan totaled $3,189,279.

Administrative revenues arise when investment managers return a portion of the investment fees to Fidelity Management Trust Company to offset the administrative expenses. Any excess resulting from this revenue sharing remains in an unallocated account from which future Plan expenses can be paid. During 2025, $12,350 was used to offset Plan expenses paid from this unallocated account. The Plan held undistributed administrative revenues of $19,166 and $6,586 at December 31, 2025 and 2024, respectively.

Nonexempt Transactions — During 2025, the Company remitted $814,106 in participant contributions to Fidelity Management Trust Company later than required under Department of Labor Regulation 2510.3-102. To remediate late remittance, the Company is in the process of calculating lost earnings related to the late remittances of participant contributions to be deposited into participant accounts. Additionally, the Company is in the process of filing IRS Form 5330 and remitting the related excise taxes. There were no late contributions during 2024.

5.     PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6.     FEDERAL INCOME TAX STATUS

Effective January 1, 2016, the Plan was amended and restated through the adoption of an IRS pre-approved volume submitter plan document package that is covered by a favorable IRS advisory letter, dated June 30, 2020, in which the IRS determined that the form of the volume submitter document package later adopted by the Company met the applicable tax-qualification requirements. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

SUPPLEMENTAL SCHEDULES

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

EMPLOYER ID NO: 87-0447695 PLAN NO: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2025

			Total that Constitute Nonexempt Prohibited Transactions
Plan Year	Check here if Late Participant Loan Repayments are included:	Participant Contributions Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
2025	( )	$814,106	$—	$814,106	$—	$—

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

EMPLOYER ID NO: 87-0447695 PLAN NO: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2025

	Identity of Issue, Borrower,	Description of Investment, Including Maturity Date,
	Lessor or Similar Party	Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Fidelity Cash Reserves	Interest Bearing Cash Funds	**	2,843
	Cohen & Steers Realty Shares	Registered Investment Company	**	1,328,845
	Dodge & Cox Income Fund Class I	Registered Investment Company	**	4,859,779
*	Fidelity Emerging Markets Fund	Registered Investment Company	**	1,585,515
*	Fidelity Emerging Markets Index	Registered Investment Company	**	1,258,139
*	Fidelity Government Money Market	Registered Investment Company	**	19,166
*	Fidelity Inflation Protected Bond Index	Registered Investment Company	**	1,085,081
*	Fidelity International Index	Registered Investment Company	**	2,591,632
*	Fidelity Mid Cap Index	Registered Investment Company	**	3,392,127
*	Fidelity Money Market	Registered Investment Company	**	4,618,631
*	Fidelity Small Cap Index	Registered Investment Company	**	2,889,726
*	Fidelity Spartan 500 Index	Registered Investment Company	**	32,204,494
	Janus Triton N	Registered Investment Company	**	2,216,712
	Massachussets Financial Services Mid Cap Value Fund; Class R4	Registered Investment Company	**	2,766,290
	Oakmark Fund; Class 1	Registered Investment Company	**	6,274,567
	T Rowe Price Mid Cap Growth Fund	Registered Investment Company	**	2,871,467
	Wasatch Small Cap Value Fund	Registered Investment Company	**	3,006,170
	Morley Stable Value Fund; Class 150	Stable Value Fund	**	2,557,809
	Schroder International Equity Trust; Class H1	Common Collective Trust Fund	**	5,027,771
	T Rowe Price Blue Chip Growth T2	Common Collective Trust Fund	**	14,345,745
	T Rowe Price Retirement 2005 Fund C	Common Collective Trust Fund	**	710,133
	T Rowe Price Retirement 2010 Fund C	Common Collective Trust Fund	**	148,635
	T Rowe Price Retirement 2015 Fund C	Common Collective Trust Fund	**	248,389
	T Rowe Price Retirement 2020 Fund C	Common Collective Trust Fund	**	2,925,590
	T Rowe Price Retirement 2025 Fund C	Common Collective Trust Fund	**	8,401,756
	T Rowe Price Retirement 2030 Fund C	Common Collective Trust Fund	**	18,552,535
	T Rowe Price Retirement 2035 Fund C	Common Collective Trust Fund	**	19,388,809
	T Rowe Price Retirement 2040 Fund C	Common Collective Trust Fund	**	13,839,115
	T Rowe Price Retirement 2045 Fund C	Common Collective Trust Fund	**	12,747,698
	T Rowe Price Retirement 2050 Fund C	Common Collective Trust Fund	**	10,753,268
	T Rowe Price Retirement 2055 Fund C	Common Collective Trust Fund	**	7,614,016
	T Rowe Price Retirement 2060 Fund C	Common Collective Trust Fund	**	4,967,411
	T Rowe Price Retirement 2065 Fund C	Common Collective Trust Fund	**	1,494,132
	Self-directed Brokerage Account	Self-directed Brokerage Account	**	8,605,447
*	Merit Medical Systems, Inc. Common Stock	Common Stock	**	42,224,320
	Total assets held for investment purposes			247,523,763

*	Notes receivable from participants	Interest rates of 4.25% to 9.5%, maturing through 2032	***	3,671,695

Total	$251,195,458

*	Party-in-interest
**	Cost information is not required for participant-directed investments and, therefore, is not included.
***	Net of $103,637 in deemed loan distributions.

EXHIBIT INDEX

Exhibit

NumberDescription

23.1Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Merit Medical Systems, Inc. 401(k) Plan Administration and Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Merit Medical Systems, Inc.
401(k) Profit Sharing Plan

Date: June 26, 2026	/s/ RAUL PARRA
Raul Parra
Chief Financial Officer and Treasurer